FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*
                  Robert B. Taylor
                  520 SW 6th Avenue, Suite 750
                  Portland, Oregon  97204

2.   Issuer Name and Ticker or Trading Symbol
                  NBG Radio Network, Inc.  "NSBD"

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
                  N/A

4.   Statement for Month/Year
                  09/99

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  / /      Director
                  /X/      Officer (give title below)
                                    Vice President, Programming
                  / /      10% Owner
                  / /      Other (specify below) N/A
                                   ___________________

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Report Person

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  9/3/99

3.   Transaction Code (Instr. 8)
                  Code:             J*
                  V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  Amount            8,400 shares
                  (A) or (D)        (A)
                  Price             $2.50 per share
5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                  8,400

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

     *Shares were acquired from Company in exchange for services to the Company.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  Stock Options*

2.   Conversion or Exercise Price of Derivative Security
                  $2.00

3.   Transaction Date (Month/Day/Year)
                  09/01/99

4.   Transaction Code (Instr. 8)
                  Code:  A
                  V:     V
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  17,500 (A)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable: 9/01/1999
                  Expiration Date:  9/01/2002

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Title:            Common Stock
                  Amount of Shares: 17,500

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  17,500

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  (D)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)



Explanation of Responses:
                  * Right to purchase common stock.


                         /s/ Robert B. Taylor                           10/6/99
                         ----------------------------------------       -------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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